EXHIBIT 12
PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	October 1, 2005	October ,2 2004	September 27, 2003	September 28, 2002	September 29, 2001
	(amounts in thousands, except ratio)
EARNINGS:
Income before income taxes	$403,523	$208,535	$63,235	$1,910	$61,861

Add: Total fixed charges (see below)	64,735	67,168	49,647	48,322	48,394
Less: Interest Capitalized	(2,841)	(1,714)	(1,535)	(6,014)	(7,153)
Total Earnings	$465,417	$273,989	$111,347	$44,218	$103,102

FIXED CHARGES:
Interest (1)	$52,426	$56,150	$40,356	38,965	$38,840
Portion of rental expense representative of the interest factor (2)	12,309	11,018	9,291	9,357	9,554
Total fixed charges	$64,735	$67,168	$49,647	$48,322	$48,394
Ratio of earnings to fixed charges	7.19	4.08	2.24	(3)	2.13

(1) Interest includes amortization of capitalized financing fees.
(2) One-third of rental expenses is assumed to be representative of the interest factor.
(3) Earnings were insufficient to cover fixed charges by $4,104.